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                                                                    Exhibit 12.1

                       Ratio of earnings to fixed charges

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
                                                                                                         Figures for the nine-month
                                                     Figures for the years ended December, 31            periods ended September 30,
                                          -------------------------------------------------------------  ---------------------------
                                                         (Adjusted for price-level changes and expressed in thousands of constant pesos as of September 30, 1999
                                          ------------------------------------------------------------------------------------------
Description                                  1994         1995         1996         1997          1998          1998         1999
-----------                                --------    ----------    --------    ----------    ----------    ----------    ---------
Income (loss) from continuing
  operations...........................    (992,463)   (1,088,965)   (514,243)   (1,302,439)   (1,432,930)   (1,768,748)     619,322
Provisions for asset tax...............      45,954        41,185      49,827        59,031        70,496        38,271      111,982
                                         ----------    ----------    --------    ----------    ----------    ----------    ---------
Pretax income (loss) from continuing
  operations...........................    (946,509)   (1,047,780)   (464,416)   (1,243,408)   (1,362,434)   (1,730,477)     731,304
Add:
Integral financing cost................     345,920       336,488     617,944       337,802       736,042       219,020      512,574
Amortization of debt expense...........          --            --          --         8,499        14,363        10,774       13,048
Interest portion of rent expense.......       2,459         1,852         787         2,728         3,214         1,821        1,842
Equity participation in net losses of
  associated companies.................          --        55,855       8,553            --            --            --           --
Amortized portion of capitalized
  integral financing cost..............         880           899       1,962         2,405        47,817        49,948       51,913
                                         ----------    ----------    --------    ----------    ----------    ----------    ---------
Adjusted earnings......................    (597,250)     (652,686)    164,830      (891,974)     (560,998)   (1,448,914)   1,310,681

Fixed charges:
Integral financing cost (expensed
  and capitalized).....................   1,094,516     1,342,631     617,944       400,908       721,407     1,230,303      512,385
Amortization of debt expense...........          --            --          --         8,499        14,363        10,774       13,048
Interest portion of rent expense.......       2,459         1,852         787         2,728         3,214         1,821        1,842
                                         ----------    ----------    --------    ----------    ----------    ----------    ---------
Fixed charges..........................   1,096,975     1,344,483     618,731       412,133       738,984     1,242,898      527,255

Earnings to fixed charges..............          --            --          --            --            --            --         2.49

Fixed charges coverage deficiency......  (1,694,225)   (1,997,169)   (453,901)   (1,304,107)   (1,299,982)   (2,691,812)          --
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